

April 12, 2012

<u>Via Email</u>
Ron Farnsworth
Executive Vice President / Chief Financial Officer
Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, Oregon 97258

> **Re: Umpqua Holdings Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-34624**

Dear Mr. Farnsworth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2011

Management's Discussion and Analysis, page 33

Results of Operations – Overview, page 39

1. We note you present the non-GAAP measures "Core net interest income – tax equivalent basis" and "Core net interest margin – consolidated." Please revise your future filings to change the name of your non-GAAP measures to more accurately reflect their content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations. Excluding items related to credit quality from interest income implies that credit costs are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps including the elimination of the use of the word "core" in its entirety in the title.

Financial Statements

Note 6. Allowance for non-covered loan loss and credit quality, page 120

Troubled Debt Restructurings, page 134

2. We note your disclosure stating, "[i]n evaluating concessions made during the year, the Company frequently obtained adequate compensation for concessions made. As a result, few loans qualified as troubled debt restructurings under the new definitions…" Please describe for us the types of adequate compensation you received and tell us the specific factors you considered when determining the compensation was adequate. In addition, quantify the dollar amount of loans for which concessions were made during the year that you did not classify as troubled debt restructurings because you received adequate compensation for the concessions made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3474 if you have any questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant